

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of August 31, 2019

The principal balances and results accumulated for the period ending August 2019 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	**Ch$ million**
Cash and deposits in banks	1,838,021
Interbank loans, net	708
Loans and accounts receivables from customers, net	30,768,178
Total investments	3,251,356
Financial derivative contracts	6,926,456
Other asset items	2,682,831
Total assets	**45,467,550**

Principal liabilities	**Ch$ million**
Deposits and other demand liabilities	8,871,737
Time deposits and other time liabilities	13,165,180
Financial derivative contracts	6,293,837
Issued debt instruments	9,358,477
Other liabilities items	4,395,594
Total equity	3,382,725
Total liabilities and Equity	**45,467,550**

Equity attributable to:	
Equity holders of the Bank	3,335,793
Non-controlling interest	46,932

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	**Ch$ million**
Net interest income	924,275
Net fee and commission income	186,228
Result from financial operations	130,315
Total operating income	**1,240,818**
Provision for loan losses	(237,542)
Support expenses	(498,352)
Other results	(27,971)
Income before tax	**476,953**
Income tax expense	(100,379)
Continued operations result	**376,574**
Discontinued operations result	**1,699**
Net income for the period	**378,273**

Attributable to:	
Equity holders of the Bank	377,361
Non-controlling interest	912

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de agosto de 2019

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de agosto de 2019 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	1.838.021
Adeudado por bancos	708
Créditos y cuentas por cobrar a clientes	30.768.178
Inversiones totales	3.251.356
Contratos de derivados financieros	6.926.456
Otros rubros del activo	2.682.831
Total Activos	**45.467.550**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	8.871.737
Depósitos y otras captaciones a plazo	13.165.180
Contratos de derivados financieros	6.293.837
Instrumentos de deuda emitidos	9.358.477
Otros rubros del pasivo	4.395.594
Total patrimonio	3.382.725
Total Pasivos y Patrimonio	**45.467.550**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.335.793
Interés no controlador	46.932

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	**MM$**
Ingreso neto por intereses y reajustes	924.275
Ingreso neto de comisiones	186.228
Resultado de operaciones financieras	130.315
Total ingresos operacionales	**1.240.818**
Provisiones por riesgo de crédito	(237.542)
Gastos de apoyo	(498.352)
Otros resultados	(27.971)
Resultado antes de impuesto	**476.953**
Impuesto a la renta	(100.379)
Resultado de operaciones continuas	**376.574**
Resultado de operaciones discontinuas	**1.699**
Utilidad consolidada del periodo	**378.273**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	377.361
Interés no controlador	912

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.

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